Exhibit 99.2

FinVolution Group Expands Share Repurchase Program to US$140 Million

SHANGHAI, August 22, 2022 /PRNewswire/ — FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform in China, today announced that on August 21, 2022, the board of directors of the Company approved the expansion of FinVolution’s existing share repurchase program from up to US$60 million to up to US$140 million and the extension for another twelve months from January 1, 2023 through December 31, 2023, which allows the Company to repurchase its own Class A ordinary shares in the form of American depositary shares (“ADSs”) with an aggregate value of up to US$140 million until December 31, 2023. This share repurchase program was initially approved by the board of directors of the Company on August 24, 2020 and an extension of the term of this share repurchase program until December 31, 2022 was approved by the board of directors of the Company on November 17, 2021.

Mr. Feng Zhang, Chief Executive Officer of FinVolution, said, “FinVolution remains firmly committed to shareholder value. Since the initial launch of our first share repurchase program on March 21, 2018, we have cumulatively deployed approximately US$158.0 million to purchase the Company’s ADSs as of July 31, 2022. This expansion reflects our share buyback efforts, bringing the total cumulative amount of capital for the Company’s historical and existing share repurchase programs up to US$260 million. We believe that the increase in our share repurchase program is an efficient use of our existing capital and demonstrates our commitment to providing greater support for our shareholders amid such a challenging macro environment.”

“Our announcement today further reflects our confidence in the Company’s business operations and underlying earnings strength,” noted Mr. Shaofeng Gu, Chairman of the Company.” We continue to view FinVolution as an attractive investment opportunity, and our strong balance sheet provides us with the financial flexibility to drive strategic investments and long-term growth while generating sustainable returns for our shareholders.”

The timing and actual number of shares repurchased will be determined by management at its discretion and will depend on a variety of factors, including, but not limited to, share price, trading volume and general market conditions, along with the Company’s capital allocation strategy to prioritize investments to grow the business over the long term and other factors, as well as subject to the applicable rules of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended. FinVolution plans to fund the repurchases out of its existing cash balance or future cash provided by its operating activities.

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of June 30, 2022, the Company had over 149.3 million cumulative registered users.

For more information, please visit: http://ir.finvgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase the volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200 Ext. 8601

Email: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

Email: finv@tpg-ir.com